SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2019
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

São Paulo, February 20, 2019

4Q18 and 2018 Earnings Release

Companhia Siderúrgica Nacional (CSN) (BM&FBOVESPA: CSNA3) (NYSE: SID) announces today its consolidated results for the fourth quarter (4Q18) and full year of 2018, which are presented in Brazilian reais and in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and with Brazilian accounting practices, which are fully convergent with international accounting standards, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Instruction 485 of September 1, 2010. All comments presented herein refer to the Company’s consolidated results for the fourth quarter of 2018 (4Q18) and full year of 2018, and comparisons refer to the third quarter of 2018 (3Q18) and the fourth quarter (4Q17) and full year of 2017. The real/U.S. dollar exchange rate was R$3.8748 on 12/31/2018 and R$4.0039 on 9/30/2018.

2018 Financial and Operating Highlights

•         Adjusted EBITDA totaled R$5,849MM, up 26% over 2017, with an EBITDA margin of 24.4%, due to an improved performance in steel and mining.

•         Steel EBITDA reached R$2,645MM, 25% more than in 2017, with an increase of around 21% in EBITDA/ton in the segment.

•         Flat steel sales in the domestic market grew 20% in 2018, with an upturn of 33% in galvanized products.

•         Mining EBITDA came to R$2,621MM, up 35% over 2017, mainly thanks to higher average realized prices in 2018.

•         The leverage ratio fell 1.11x, closing the year at 4.55x, versus 5.66x in 2017, due to higher EBITDA and lower debt.

•         The financial cycle was shortened by 19 days, with an annual reduction of R$541MM in working capital despite the increase in net revenue.

•         Financial expenses (ex-exchange variation) declined R$470MM in 2018.

•         Net profit totaled R$5,201MM in 2018, versus net profit of R$111MM in 2017.

4Q18 Financial and Operating Highlights

•         Adjusted EBITDA totaled R$1,560MM, with an EBITDA margin of 24.7%.

•         Steel EBITDA reached R$594MM, with an EBITDA margin of 15.8%, moving up 8% in the domestic market.

•         Mining EBITDA reached R$835MM, with an EBITDA margin of 45.3%, driven by a 6% increase in sales volume and higher quality premiums.

•         Net profit totaled R$1,772MM in 4Q18, versus R$377MM in 4Q17, reflecting the recognition of tax credits.

For further information, please visit our website: www.csn.com.br/ri

4Q18 AND 2018

EARNINGS RELEASE

Highlights	4Q17	3Q18	4Q18	2017	2018	Change
4Q18	x	4Q17	4Q18	x	3Q18	2018	x	2017

Steel sales (thousand t)	1,253	1,290	1,181	4,922	5,069	(6%)	(8%)	3%
- Domestic market	770	912	835	2,841	3,327	8%	(8%)	17%
- Subsidiaries abroad	401	329	299	1,768	1,513	(25%)	(9%)	(14%)
- Exports	82	48	46	313	228	(44%)	(5%)	(27%)

Iron ore sales (thousand t)	9,561	9,288	9,889	32,576	34,781	3%	6%	7%
- Domestic market	1,236	1,138	1,366	5,211	5,189	11%	20%	(0%)
- Exports	8,325	8,150	8,523	27,365	29,592	2%	5%	8%

Consolidated results (R$ million)
Net revenue	4,993	6,165	6,051	18,525	22,969	21%	(2%)	24%
Gross profit	1,413	1,866	2,052	4,928	6,863	45%	10%	39%
Adjusted EBITDA¹	1,203	1,627	1,560	4,645	5,849	30%	(4%)	26%

Adjusted net debt²	26,268	27,057	26,616	26,268	26,616	1%	(2%)	1%
Adjusted cash and cash equivalents²	4,328	4,083	3,274	4,328	3,274	(24%)	(20%)	(24%)
Net debt/adjusted EBITDA	5.66x	4.93x	4.55x	5.66x	4.55x	-1.11 x	-0.38 x	-1.11 x

¹Adjusted EBITDA is calculated based on net profit/loss, plus depreciation and amortization, income tax, net financial result, share of profit (loss) of investees and other operating income (expenses), and includes the proportionate share of EBITDA of the jointly-owned subsidiaries MRS Logística and CBSI. Adjusted EBITDA includes stakes of 60% in Namisa, 33.27% in MRS and 50% in CBSI until November 2015 and stakes of 100% in Congonhas Minérios, 37.27% in MRS and 50% in CBSI as of December 2015.

2Adjusted net debt and adjusted cash and cash equivalents includes the stakes of 33.27% in MRS, 60% in Namisa and 50% in CBSI until November 2015. As of December 2015, they have include 100% of Congonhas Minérios, 37.27% of MRS and 50% of CBSI, excluding forfaiting and drawee risk operations.

CSN’s Consolidated Result

•         Net revenue totaled R$22,969 million in 2018 and R$6,051 million in 4Q18, up 24% and 21% over 2017 and 4Q17, respectively. The performance improvement was driven by higher realized iron ore and steel prices and volume.

•         In 2018, the cost of goods sold totaled R$16,106 million, up 18% over 2017, due to higher raw material prices, the effect of the 18.5% appreciation of the dollar against the real in the period and higher volume. In 4Q18, the cost of goods sold totaled R$3,999 million, up 12% year on year.

•         Gross profit stood at R$6,863 million in 2018, 39% more than in 2017. In 4Q18, gross profit totaled R$2,052 million, up 10% over 3Q18. The gross margin moved up 3.6p.p. and 5.6p.p. over 3Q18 and 4Q17, respectively, to 33.9%, due to higher steel and iron ore prices.

•         Selling, general and administrative expenses totaled R$2,758 million in 2018, up 23.6% over 2017, slightly less than the 24% growth in net revenue in the same period. Selling expenses increased 24.7% in 2018, while general and administrative expenses grew 18.8%, accounting for 2.2% of net revenue, the lowest-ever level.

•         Other operating income and expenses came to a positive R$2,705 million in 2018, mainly due to the sale of the Terra Haute plant in the United States, the recognition of the exclusion of the ICMS tax from the PIS/COFINS calculation base, and the fair price marking of Usiminas shares to fair value through profit or loss.

For further information, please visit our website: www.csn.com.br/ri

4Q18 AND 2018

EARNINGS RELEASE

•         The net financial result was an expense of R$1,496 million in 2018. Financial expenses (ex-exchange variation) dropped by a substantial R$470 million in the period, due to the decline in the Selic rate. In 4Q18, the net financial result was a gain of R$510 million, due to the depreciation of the dollar against the real in the quarter, leading to a positive exchange rate variation totaling R$215 million, plus financial revenue arising from monetary correction related to the recognition of the exclusion of ICMS from the PIS/COFINS calculation base.

Financial Result (R$ million)	4Q17	3Q18	4Q18	2017	2018
Financial result – IFRS	(860)	(423)	510	(2,464)	(1,496)
Financial revenue	48	336	884	266	1,311
Financial expenses	(908)	(759)	(374)	(2,730)	(2,806)
Financial expenses (ex-exchange rate variation)	(683)	(671)	(589)	(2,742)	(2,272)
Result with exchange rate variation	(225)	(88)	215	12	(534)
Monetary and exchange rate variation	(427)	(465)	535	(107)	(1,972)
Hedge accounting	202	380	(319)	91	1,438
Derivative result	-	(3)	(1)	28	-

¹ The financial result includes the stakes of 100% in CSN Mineração, 37.27% in MRS and 50% in CBSI as of December 2015.

•         CSN’s share of profit of investees was a positive R$136 million in 2018, versus a positive R$109 million in 2017. This was mainly due to improved results at MRS.

Share of profit of investees	4Q17	3Q18	4Q18	2017	2018	Change
(R$ million)	4Q18	x	4Q17	4Q18	x	3Q18	2018	x	2017
MRS Logística	25	61	54	172	194	116%	(11%)	13%
CBSI	0	1	1	2	5	-	-	150%
TLSA	(2)	(6)	(4)	(21)	(20)	100%	(33%)	(5%)
Arvedi Metalfer BR	(5)	(2)	(1)	(4)	(5)	(80%)	(50%)	25%
Eliminations	(8)	(11)	(10)	(39)	(38)	25%	(9%)	(3%)
Share of profit of investees	11	44	40	109	136	264%	(9%)	25%

•          CSN recorded a net profit of R$1,772 million in 4Q18, versus a net profit of R$752 million in 3Q18. In 2018, CSN posted a net profit of R$5,201 million, versus net profit of R$111 million in 2017, supported by better operating results and non-recurring gains from tax credits and appreciation of investments (LLC and Usiminas).

Adjusted EBITDA (R$ million)	4Q17	3Q18	4Q18	2017	2018	Change
4Q18	x	4Q17	4Q18	x	3Q18	2018	x	2017
Net profit (loss) for the period	377	752	1,772	111	5,201	369%	136%	4.586%
(-) Depreciation	319	274	285	1,409	1,175	(11%)	4%	(17%)
(+) Income tax and social contribution	(1)	238	89	409	250	-	(63%)	(39%)
(-) Net financial result	860	423	(510)	2,464	1,496	-	-	(39%)
EBITDA (CVM Instruction 527)	1,556	1,687	1,636	4,393	8,122	5%	(3%)	85%
(+) Other operating income (expenses)	(473)	(178)	(188)	(177)	(2,705)	(60%)	6%	1.428%
(+) Share of profit (loss) of investees	(11)	(44)	(40)	(109)	(136)	264%	(9%)	25%
(-) Proportionate EBITDA of jointly-owned subsidiaries	132	162	153	538	568	16%	(6%)	6%
Adjusted EBITDA	1,204	1,627	1,560	4,645	5,849	30%	(4%)	26%

¹The Company discloses adjusted EBITDA excluding interests in investments and other operating income (expenses) in the belief that these items should not be considered when calculating recurring operating cash flow.

•         Adjusted EBITDA totaled R$5,849 million in 2018, versus R$4,645 million in 2017, up 26% due to an increased contribution from the mining and steel segments. Adjusted EBITDA amounted to R$1,560 million in 4Q18, versus R$1,204 million in 4Q17, accompanied by an adjusted EBITDA margin of 24.7%, 1.7p.p. higher year on year.

For further information, please visit our website: www.csn.com.br/ri

4Q18 AND 2018

EARNINGS RELEASE

¹The adjusted EBITDA margin is calculated as the ratio between adjusted EBITDA and adjusted net revenue, considering the stakes of 100% in CSN Mineração, 37.27% in MRS and 50% in CBSI as of December 2015.

Free Cash Flow

Operating cash flow, as measured by free cash flow, stood at R$817 million in 4Q18, positively influenced by higher EBITDA and a more efficient financial cycle. In the last 12 months, free cash flow reached R$2,249 million, excluding R$1,670 million in proceeds from the sale of CSN LLC.

¹Our working capital includes changes in net current capital, excluding the impacts of the exchange rate variation, as well as the non-recurring increase in taxes to be offset related to the exclusion of ICMS tax from the PIS/COFINS base.

Debt

On 12/31/2018, consolidated net debt totaled R$26,616 million, while the net debt/EBITDA ratio, calculated based on LTM adjusted EBITDA, stood at 4.55x, 1.11x less than in 2017.

For further information, please visit our website: www.csn.com.br/ri

4Q18 AND 2018

EARNINGS RELEASE

Foreign Exchange Exposure

The net foreign exchange exposure of the consolidated balance sheet was US$476 million as at December 31, 2018, as shown in the table below. It should be noted that the net foreign exchange exposure includes a liability of US$1.0 billion in line item “Loans and Financing” related to the perpetual bond, which, due to its nature, will not require disbursement to settle the principal amount in the foreseeable future.

The hedge accounting adopted by CSN correlates the projected export inflow in dollars with part of the scheduled debt payments in the same currency.  As a result, the exchange rate variation in the dollar-denominated debt is temporarily recorded in equity and subsequently recorded in profit or loss when revenues in dollars from exports occur.

Foreign Exchange Exposure	12/31/2017	9/30/2018	12/31/2018
(Amounts in US$ million)	IFRS
Cash	777	316	377
Accounts receivable	311	359	358
Other	3	6	9
Total assets	1,091	681	743
Loans and financing	(4,333)	(4,256)	(4,117)
Trade payables	(98)	(160)	(175)
Other payables	(4)	(4)	(4)
Total liabilities	(4,434)	(4,421)	(4,295)

Natural foreign exchange exposure (assets - liabilities)	(3,343)	(3,740)	(3,552)
Derivatives, net	-	-
Cash flow hedge accounting	1,318	2,302	2,076
Foreign exchange exposure, net	(2,025)	(1,438)	(1,476)
Perpetual bond	1,000	1,000	1,000
Foreign exchange exposure, net (ex-bond)	(1,025)	(438)	(476)

Investments

Investments totaled R$507 million in 4Q18 and R$1,319 million in 2018, an increase of 24% compared to 2017, due to the anticipation of investments related to scheduled stoppage of blast furnace number 3 in the Steel segment and the tailings filtering plants in the Mining segment, which will enable 100% processing of the production without the need to use dams in 2019.

Investments (R$ million)	1Q17	2Q17	3Q17	4Q17	2017	1Q18	2Q18	3Q18	4Q18	2018
Steel	92	102	119	168	481	65	134	168	271	637
Mining	60	106	115	97	378	116	99	116	174	505
Cement	24	20	34	40	118	23	13	13	30	79
Logistics	13	11	19	33	76	18	15	25	26	84
Other	0	0	6	6	12	2	2	3	5	12
Total investments - IFRS	190	239	293	344	1,065	223	263	325	507	1,319

Working Capital

To calculate working capital, CSN adjusts its assets and liabilities as shown below:

•         Accounts receivable: excludes dividends receivable, advances to employees and other receivables;

•         Inventories: includes estimated losses and excludes spare parts, which are not part of the cash conversion cycle, and will later be booked under property, plant and equipment;

•         Prepaid taxes: composed only of the portion of income tax and social contribution included in recoverable taxes;

•         Taxes payable: composed of taxes payable under current liabilities plus taxes in installments;

For further information, please visit our website: www.csn.com.br/ri

4Q18 AND 2018

EARNINGS RELEASE

•         Advances from customers: Sub-account of other liabilities recorded under current liabilities; and

Accordingly, working capital invested in the business totaled R$2,377 million in 4Q18, reducing the financial cycle by 19 days, compared to 4Q17, showing efficiency in working capital management despite strong sales growth in the year (+24%).  In relation to 3Q18, inventories grew due to higher raw material prices, as well as the purchase of slabs in anticipation of blast furnace stoppage # 3, while inventories of finished products were at their lowest in recent years.

Working capital (R$ million)	4Q17	3Q18	4Q18	Change
4Q18	x	4Q17	4Q18	x	3Q18
Assets	5,986	6,432	6,480	494	48
Accounts receivable	2,197	2,003	2,078	(119)	76
Inventories	3,783	4,054	4,393	610	339
Prepaid taxes	6	376	9	3	(367)
Liabilities	3,067	3,705	4,103	1,036	398
Trade payables	2,461	2,934	3,445	985	511
Payroll and related taxes	252	315	248	(4)	(67)
Taxes payable	286	323	272	(14)	(51)
Advances from customers	69	133	137	69	5
Working capital	2,919	2,727	2,377	(541)	(350)

Average term (days)	4Q17	3Q18	4Q18	Change
4Q18	x	4Q17	4Q18	x	3Q18
Amounts received	34	25	27	(7)	2
Amounts paid	62	61	78	16	17
Inventories	95	85	99	4	14
Financial cycle	67	49	48	(19)	(1)

Results by Segment

The Company maintains integrated operations in five business segments: Steel, Mining, Logistics, Cement and Energy.  The main assets and/or companies comprising each segment are presented below:

As of 2013, the Company ceased the proportional consolidation of its jointly-owned subsidiaries Namisa, MRS and CBSI. For the purpose of preparing and presenting the information by business segment, Management opted to maintain the proportional consolidation of its jointly-owned subsidiaries, in line with historical data. In the reconciliation of CSN’s consolidated results, these companies’ results are eliminated in the “Corporate Expenses/Elimination” column.

Since the end of 2015, after the combination of CSN’s mining assets (Casa de Pedra, Namisa and Tecar), the consolidated result has included all the information related to this new company.

For further information, please visit our website: www.csn.com.br/ri

4Q18 AND 2018

EARNINGS RELEASE

Results - 4Q18	Steel	Mining	Port logistics	Railway logistics	Energy	Cement	Corporate expenses/elimination	Consolidated
(R$ million)
Net revenue	3,768	1,843	72	398	103	145	(278)	6,051
Domestic market	2,718	300	72	398	103	145	(768)	2,969
Foreign market	1,050	1,542	-	-	-	-	490	3,082
COGS	(3,057)	(1,054)	(48)	(275)	(77)	(149)	662	(3,998)
Gross profit	711	789	24	123	26	(4)	384	2,052
SG&A	(266)	(42)	(9)	(34)	(7)	(31)	(541)	(929)
Depreciation	150	88	6	66	4	27	(56)	285
Proportionate EBITDA of jointly-owned subsidiaries	-	-	-	-	-	-	153	153
Adjusted EBITDA	594	835	21	156	23	(8)	(60)	1,560

Results - 3Q18	Steel	Mining	Port logistics	Railway logistics	Energy	Cement	Corporate expenses/elimination	Consolidated
(R$ million)
Net revenue	4,099	1,659	64	406	104	160	(329)	6,165
Domestic market	2,899	229	64	406	104	160	(678)	3,185
Foreign market	1,200	1,431	-	-	-	-	349	2,980
COGS	(3,380)	(882)	(47)	(268)	(70)	(148)	495	(4,299)
Gross profit	719	778	17	138	35	12	167	1,866
SG&A	(221)	(37)	(8)	(24)	(7)	(23)	(355)	(675)
Depreciation	154	70	6	65	4	28	(53)	274
Proportionate EBITDA of jointly-owned subsidiaries	-	-	-	-	-	-	162	162
Adjusted EBITDA	652	811	15	179	32	17	(79)	1,627

For further information, please visit our website: www.csn.com.br/ri

4Q18 AND 2018

EARNINGS RELEASE

Results - 4Q17	Steel	Mining	Port logistics	Railway logistics	Energy	Cement	Corporate expenses/elimination	Consolidated
(R$ million)
Net revenue	3,435	1,175	71	365	104	106	(263)	4,993
Domestic market	2,147	175	71	365	104	106	(595)	2,372
Foreign market	1,287	1,001	-	-	-	-	333	2,621
COGS	(2,670)	(909)	(45)	(259)	(71)	(106)	480	(3,580)
Gross profit	765	266	26	106	33	(0)	217	1,413
SG&A	(204)	(37)	(8)	(27)	(7)	(22)	(356)	(660)
Depreciation	153	121	4	63	2	25	(49)	319
Proportionate EBITDA of jointly-owned subsidiaries	-	-	-	-	-	-	132	132
Adjusted EBITDA	713	351	22	142	28	3	(56)	1,203

Results - 2018	Steel	Mining	Port logistics	Railway logistics	Energy	Cement	Corporate expenses/elimination	Consolidated
(R$ million)
Net revenue	15,634	5,985	266	1,506	411	588	(1,413)	22,969
Domestic market	10,328	972	266	1,506	411	588	(2,710)	11,353
Foreign market	5,306	5,012	-	-	-	-	1,297	11,615
COGS	(12,613)	(3,586)	(190)	(1,049)	(287)	(544)	2,163	(16,106)
Gross profit	3,020	2,399	76	457	124	44	750	6,863
SG&A	(985)	(145)	(35)	(106)	(28)	(96)	(1,362)	(2,758)
Depreciation	609	367	16	259	17	115	(208)	1,175
Proportionate EBITDA of jointly-owned subsidiaries	-	-	-	-	-	-	568	568
Adjusted EBITDA	2,645	2,621	61	610	113	63	(253)	5,849

Results - 2017	Steel	Mining	Port logistics	Railway logistics	Energy	Cement	Corporate expenses/elimination	Consolidated
(R$ million)
Net revenue	12,959	4,621	238	1,417	408	487	(1,605)	18,525
Domestic market	7,819	829	238	1,417	408	487	(2,491)	8,706
Foreign market	5,140	3,792	-	-	-	-	886	9,818
COGS	(10,538)	(3,006)	(157)	(1,025)	(285)	(513)	1,927	(13,596)
Gross profit	2,421	1,615	81	392	123	(26)	322	4,928
SG&A	(964)	(159)	(28)	(95)	(27)	(81)	(877)	(2,231)
Depreciation	659	491	16	295	17	122	(190)	1,409
Proportionate EBITDA of jointly-owned subsidiaries	-	-	-	-	-	-	538	538
Adjusted EBITDA	2,116	1,947	69	592	113	15	(207)	4,645

CSN’s Steel Results

According to the World Steel Association (WSA), global crude steel production totaled 1.790 billion tons in 2018, 4.5% more than in 2017. Asia produced 1.258 billion tons in 2018, 5.59% more than in 2017.

•       CSN’s slab production reached 1,013,000 tons in 4Q18, up 8% over 3Q18. CSN’s flat steel output came to 3,785 million tons in 2018, 3% higher than in 2017. According to the Brazilian Steel Institute (IABr), domestic production closed 2018 at 34.7 million tons, 1.1% more than in 2017. Apparent consumption reached 20.6 million tons in 2018, 7.3% more than in 2017. Domestic sales came to 18.3 million tons in 2018, up 8.2% over 2017.

Steel production	4Q17	3Q18	4Q18	2017	2018	Change
(In thousands of tons)						4Q18	x	4Q17	4Q18	x	3Q18	2018	x	2017
Total slabs (UPV - President Vargas Steelwork + third parties)	1,099	938	1,021	4,276	4,016	(7%)			9%			(6%)
Slab production	1,099	937	1,013	4,216	3,996	(8%)			8%			(5%)
Third-party slabs	0	1	8	60	20	-			-			(67%)
Total flat rolled products	959	899	927	3,679	3,785	(3%)			3%			3%
Total long rolled products	45	51	53	204	196	18%			5%			(4%)

For further information, please visit our website: www.csn.com.br/ri

4Q18 AND 2018

EARNINGS RELEASE

•          In 2018, total sales reached 5,069,000 tons, 3% more than in 2017. Excluding the effect of the sale of LLC, sales would have grown 9%. Total sales came to 1,181,000 tons of steel products in 4Q18, 6% under than in 4Q17, although sales volume moved up 2% excluding USA market.

•

In 4Q18, CSN’s domestic steel sales came to 835,000 tons, 8% lower than in 3Q18, due to seasonal effects. Of this total, 791,000 tons corresponded to flat steel and 44,000 tons to long steel. In 2018, domestic steel sales totaled 3,327,000 tons, 17% more than in 2017. Of this total, 3,135,000 tons corresponded to flat steel (+20%) and 192,000 tons to long steel. According to the National Institute of Steel Distributors (INDA), distribution purchases increased 5.4% in 2018 over 2017. Imports closed 2018 at 1,223,500 tons, down 1.6% from 2017.

•

Foreign steel sales amounted to 345,000 tons in 4Q18, down 9% from 3Q18. In this period, 46,000 tons were exported directly and 299,000 tons were sold by foreign subsidiaries, of which 31,000 tons by LLC, 193,000 tons by SWT and 75,000 tons by Lusosider. In 2018, sales volume in the foreign market declined 17%, totaling 1,742,000 tons, due to the sale of LLC and focus on the domestic market. Of this total, 228,000 tons were exported directly and 1,513,000 tons were sold by foreign subsidiaries, of which 355,000 tons by LLC, 806,000 tons by SWT and 352,000 tons by Lusosider.

For further information, please visit our website: www.csn.com.br/ri

4Q18 AND 2018

EARNINGS RELEASE

•         In the fourth quarter, CSN maintained a high share of coated products as a percentage of total sales volume, following the strategy of adding more value to its product mix. Sales of coated products such as galvanized items and tin plates accounted for 51% of flat steel sales, 3.3 p.p. more than in 3Q18, considering all the markets in which the Company operates. It is worth noting that the share of coated products in flat steel sales in the foreign market increased from 60% (3Q18) to 88% in 4Q18. In 2018, sales of coated products grew 33%.

 According to ANFAVEA (National Association of Automobile Manufacturers), in 2018, the production of automobiles, light commercial vehicles, trucks and buses reached 2.9 million units, an increase of 6.73%, compared to 2017. Exports showed a weaker performance, with 629,175,000 vehicles sold, a decrease of 17.86% versus 2017. Anfavea expects vehicle production to grow 9%, to 3.14 million units, in 2019.

According to ABRAMAT (Construction Material Manufacturers’ Association), sales of building materials climbed 1.2% between 2017 and 2018. The association expects sales of building materials to grow 2.0% in 2019.

According to IBGE (Brazilian Institute of Geography and Statistics), home appliance production moved up 0.4% in 2018 over 2017.

•         Net revenue from steel operations reached R$3,768 million in 4Q18, 9% higher than in 4Q17. This was mostly due to higher steel prices both in Brazil and abroad, as well as an increase in sales volume of coated products. In 2018, net revenue totaled R$15,634 million, 21% higher than in 2017, due to increases in steel prices across the chain throughout the year. In the domestic market, average steel prices climbed 13% in 2018 and 2% in 4Q18 against the previous year.

•

In 4Q18, the cost of goods sold fell 10% from 3Q18, to R$3,057 million, due to lower sales volume. However, in 2018, the cost of goods sold came to R$12,613 million, up 20% over 2017, mainly due to an increase in volume and price of raw materials and general maintenance.

•

Slab production cost reached R$1,806/t in 4Q18, 6% higher than in 3Q18, fueled by higher spending on maintenance and coal/coke. In 2018, slab production cost averaged R$1,652/t, 23% higher than in 2017, due to the appreciation of the dollar against the real and the increase in the main raw materials, especially coal, coke, iron ore and pellets.

•         Adjusted EBITDA totaled R$594 million in 4Q18, down 9% from R$652 million in 3Q18, due to the seasonal decline in sales volume, although the EBITDA margin remained flat at 15.8%. In 2018, EBITDA amounted to R$2,645 million, 25% higher than in 2017, due to a combination of price adjustments and the transfer of volumes to the domestic market. The EBITDA margin moved up from 16.3% in 2017 to 16.9% in 2018.

For further information, please visit our website: www.csn.com.br/ri

4Q18 AND 2018

EARNINGS RELEASE

CSN’s Mining Results

Steel production in China came to 236.3Mt in 4Q18, 9% more than in 4Q17. Resilient demand and less stringent winter production cuts had a positive effect on steel production. In this context, the commodity's price averaged US$71.58/dmt (Platts, Fe62%, N. China) in 4Q18, up 7% over the previous quarter.

In regards to maritime freight, the BCI-C3 (Tubarão-Qingdao) route recorded an average of US$18.33/wmt in 4Q18, a decline of 18% compared to the prior quarter driven by lower demand for ships in the period, in addition to a drop in oil prices.

•         In 4Q18, CSN’s iron ore production totaled 7.4 million tons, 3% lower than in the previous quarter due to seasonality. Iron ore purchases reached 2,478,000 tons in 4Q18, up 65% over 3Q18. In 2018, CSN produced 27.9 million tons or iron ore, representing the beginning of the Company’s new strategy of using the tailings filtering plant, reducing its dependence on tailings dams.

•         CSN sold 9.9 million tons of iron ore in 4Q18, 6.5% more than in 3Q18, with 1.4 million tons sold to the Presidente Vargas Steelworks and the remaining volume sold in Asia and Europe. Sales moved up 7% over 2017, totaling 34.8 million tons in 2018, 5.2 million of which to UPV.

Production volume and mining sales	4Q17	3Q18	4Q18	2017	2018	Change
(in thousands of tons)	4Q18	x	4Q17	4Q18	x	3Q18	2018	x	2017
Iron ore production	6,378	7,620	7,382	29,921	27,875	16%	(3%)	(7%)
Iron ore purchased from third parties	1,828	1,501	2,478	3,551	7,344	36%	65%	107%
Total production + purchases	8,206	9,122	9,860	33,472	35,219	20%	8%	5%
Sales to UPV	1,236	1,138	1,366	5,211	5,189	11%	20%	(0%)
Volume sold to third parties	8,325	8,150	8,523	27,365	29,592	2%	5%	8%
Total sales	9,561	9,288	9,889	32,576	34,781	3%	6%	7%

Production and sales volumes include our 100% stake in CSN Mineração.

•         In 4Q18, net revenue from mining reached R$1,843 million, 11% higher than in the previous quarter, fueled by a 6.5% upturn in sales volume. The Platts 62 index reached US$71.58/dmt, up 7% in the quarter. Realized price stood at US$63/wmt, 11% more than in the previous quarter, due to an adjustment in FOB sales, combined with quality and sales conditions.

For further information, please visit our website: www.csn.com.br/ri

4Q18 AND 2018

EARNINGS RELEASE

•         The cost of goods sold in the mining segment came to R$1,054 million in 4Q18, 20% more than in 3Q18, due to higher sales volume (+6.5%) and an increased share of ore from third parties. In 2018, COGS amounted to R$3,586 million, 19% higher than in 2017.

•         The EBITDA margin stood at 45% in 4Q18, down 3.5 p.p. from 3Q18, while EBITDA totaled R$835 million in 4Q18, up 3% over 3Q18, due to higher volume and prices.

CSN’s Logistics Results

Railway Logistics: Net revenue stood at R$398 million in 4Q18, generating EBITDA of R$156 million, accompanied by an EBITDA margin of 39%. In 2018, net revenue stood at R$1,506 million, generating EBITDA of R$610 million, accompanied by an EBITDA margin of 40.5%.

Port Logistics: Sepetiba Tecon shipped 162,000 tons of steel products and 19,000 tons of general cargo, in addition to handling around 63,000 containers in 4Q18. Net revenue reached R$72 million, generating EBITDA of R$21 million, with an EBITDA margin of 29%, higher than in the previous quarter. In 2018, Sepetiba Tecon shipped 584,000 tons of steel products and 210,000 tons of general cargo, in addition to handling around 247,000 containers. Net revenue reached R$266 million, generating EBITDA of R$61 million, with an EBITDA margin of 23%.

Sepetiba TECON highlights	4Q17	3Q18	4Q18	2017	2018	Change
						4Q18	x	4Q17	4Q18	x	3Q18	2018	x	2017
Container volume (thousand units)	69	63	63	188	247	(8%)			1%			31%
Steel volume (thousand tons)	253	88	162	990	584	(36%)			84%			(41%)
General cargo volume (thousand tons)	3	63	19	9	210	-			(70%)			2,158%

CSN’s Energy Results

According to EPE (Energy Research Company), electricity consumption in Brazil increased 1.1% between 2017 and 2018. Energy consumption grew in the three segments, industrial (1.3%), commercial (0.6%) and residential (1.2%), over 2017.

In 4Q18, net revenue from energy operations totaled R$103 million, EBITDA stood at R$23 million and the EBITDA margin was 22%. In 2018, net revenue from energy operations totaled R$411 million (+1% over 2017), due to increased availability and energy sales in the free market. EBITDA totaled R$113 million and the EBITDA margin was 28%.

CSN’s Cement Results

In 2018, domestic cement sales totaled 52.7 million tons, down 1.2% from 2017, according to preliminary date of SNIC (National Cement Industry Association). Also according to SNIC, the 2018 sales result largely reflected the truck drivers’ strike in May 2018 and the slow economic recovery.

In 4Q18, CSN’s cement sales declined 9% compared to the previous quarter. Net revenue amounted to R$145 million, while EBITDA was negative, due to a non-recurring increase in raw material costs. Despite the sector downturn, CSN’s cement sales grew 5.5% in 2018 over 2017. Net revenue totaled R$588 million (+21%), while EBITDA reached R$63 million (+314%).

For further information, please visit our website: www.csn.com.br/ri

4Q18 AND 2018

EARNINGS RELEASE

Capital Market

CSN’s shares depreciated 5.05% in 4Q18, while the IBOVESPA moved up 11.78%. Daily traded volume (CSNA3) on B3 averaged R$74.9 million. On the New York Stock Exchange (NYSE), CSN’s American Depositary Receipts (ADRs) depreciated 2.19%, while the Dow Jones declined 13.47%. On the NYSE, daily traded volume of CSN’s ADRs (SID) averaged US$4.7 million.

3Q18		4Q18
Number of shares (in thousands)	1,387,524	1,387,524
Market cap
Closing price (R$/share)	9.34	8.84
Closing price (US$/ADR)	2.19	2.23
Market cap (R$ million)	12,959	12,265
Market cap (US$ million)	3,163	3,094
Total return including dividends and interest on equity
CSNA3	18.83%	(5.05%)
SID	12.87%	(2.19%)
Ibovespa	9.04%	11.78%
Dow Jones	9.01%	(13.47%)
Volume
Daily average (thousand shares)	8,479	8,042
Daily average (R$ thousand)	74,343	74,976
Daily average (thousand ADRs)	2,188	1,958
Daily average (US$ thousand)	4,807	4,764
Source: Bloomberg

Webcast - 4Q18 and 2018 Earnings Presentation	Investor Relations Team
Conference Call in Portuguese with Simultaneous Translation into English	CFO and IRO – Marcelo Cunha Ribeiro Leo Shinohara (leonardo.shinohara@csn.com.br) José Henrique Triques (jose.triques@csn.com.br) Bruno Souza (bruno.souza@csn.com.br)
February 21, 2019
12:00 p.m. (Brasília time)
10:00 a.m. (New York time)
Phone: +55 11 3127-4971/ +55 11 3728-5971
Code: CSN
Replay phone: +55 11 3127-4999
Replay code: 93211502
Webcast: click here

Some of the statements contained herein are forward-looking statements that express or imply expected results, performance or events. These include future results that may be implied by historical results and the statements under ‘Outlook’. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the USA, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

For further information, please visit our website: www.csn.com.br/ri

4Q18 AND 2018

EARNINGS RELEASE

CONSOLIDATED SALES VOLUME (in thousands of tons)

4Q17	3Q18	4Q18	2017	2018	Change
4Q18	x	3Q18	4Q18	x	4Q17	2018	x	2017
Flat steel	720	859	791	2,608	3,135	(68)	71	527
Slab	1	-	(0)	2	(0)	-	(1)	(2)
Hot-rolled	275	300	284	973	1,133	(16)	9	160
Cold-rolled	129	172	159	520	630	(13)	30	111
Galvanized	236	307	279	818	1,091	(28)	43	273
Tin plates	78	79	69	295	281	(10)	(9)	(15)
UPV long steel	50	53	44	233	192	(9)	(6)	(41)
DOMESTIC MARKET	770	912	835	2,841	3,327	(77)	65	486

4Q17	3Q18	4Q18	2017	2018	4Q18	x	3Q18	4Q18	x	4Q17	2018	x	2017
Flat steel	285	193	152	1,272	935	(41)	(133)	(337)
Hot-rolled	24	70	12	74	140	(58)	(12)	67
Cold-rolled	8	7	7	77	57	-	(1)	(19)
Galvanized	202	69	89	925	549	20	(113)	(376)
Tin plates	52	47	44	197	189	(3)	(8)	(9)
Long steel (profiles)	198	185	193	808	806	8	(5)	(2)
FOREIGN MARKET	484	378	345	2,081	1,742	(33)	(139)	(339)

4Q17	3Q18	4Q18	2017	2018	4Q18	x	3Q18	4Q18	x	4Q17	2018	x	2017
Flat steel	1,005	1,052	943	3,880	4,070	(109)	(62)	190
Slab	1	-	(0)	2	(0)	-	(1)	(2)
Hot-rolled	298	370	295	1,047	1,273	(75)	(3)	227
Cold-rolled	137	179	166	597	688	(13)	29	91
Galvanized	438	376	368	1,742	1,640	(8)	(70)	(103)
Tin plates	130	126	113	493	470	(13)	(17)	(23)
UPV long steel	50	53	44	233	192	(9)	(6)	(41)
Long steel (profiles)	198	185	193	808	806	8	(5)	(2)
TOTAL MARKET	1,253	1,290	1,181	4,922	5,069	(109)	(72)	147

For further information, please visit our website: www.csn.com.br/ri

4Q18 AND 2018

EARNINGS RELEASE

INCOME STATEMENT
CONSOLIDATED - Corporate Law (thousands of Brazilian reais)

	4Q17	3Q18	4Q18	2017	2018
Net sales revenue	4,992,725	6,164,989	6,050,932	18,524,601	22,968,885
Domestic market	2,371,785	3,185,404	2,968,706	8,706,466	11,353,435
Foreign market	2,620,940	2,979,585	3,082,226	9,818,135	11,615,450
Cost of Goods Sold (COGS)	(3,579,838)	(4,298,540)	(3,998,456)	(13,596,141)	(16,105,657)
COGS, excluding depreciation and depletion	(3,269,087)	(4,031,450)	(3,723,023)	(12,219,279)	(14,959,864)
Depreciation/depletion allocated to COGS	(310,751)	(267,090)	(275,433)	(1,376,862)	(1,145,793)
Gross profit	1,412,887	1,866,449	2,052,476	4,928,460	6,863,228
Gross margin (%)	28%	30%	34%	27%	30%
Selling expenses	(549,273)	(567,737)	(765,345)	(1,806,256)	(2,257,838)
General and administrative expenses	(102,944)	(100,902)	(154,669)	(392,789)	(470,559)
Depreciation and amortization allocated to SG&A	(8,069)	(6,440)	(9,358)	(31,903)	(29,314)
Other income (expenses), net	473,380	178,133	188,172	177,342	2,705,337
Share of profit of investees	10,611	43,846	39,696	109,111	135,706
Operating income before the financial result	1,236,592	1,413,349	1,350,972	2,983,965	6,946,560
Net financial result	(859,987)	(423,225)	510,350	(2,463,627)	(1,495,643)
Income before income tax and social contribution	376,605	990,124	1,861,322	520,338	5,450,917
Income tax and social contribution	781	(237,960)	(89,085)	(409,109)	(250,334)
Net profit (loss) for the period	377,386	752,164	1,772,237	111,229	5,200,583

For further information, please visit our website: www.csn.com.br/ri

4Q18 AND 2018

EARNINGS RELEASE

BALANCE SHEET
Brazilian Corporate Law (in thousands of reais)

	Consolidated
	12/31/2017	12/31/2018
Current assets	11,881,496	12,014,483
Cash and cash equivalents	3,411,572	2,248,004
Financial investments	735,712	895,713
Accounts receivable	2,197,078	2,078,182
Inventories	4,464,419	5,039,560
Other current assets	1,072,715	1,753,024
Non-current assets	33,328,474	35,313,041
Long-term assets	2,591,594	4,382,389
Investments	5,499,995	5,630,613
Property, plant and equipment	17,964,839	18,046,864
Intangible assets	7,272,046	7,253,175
TOTAL ASSETS	45,209,970	47,327,524
Current liabilities	10,670,050	11,438,552
Payroll and related taxes	252,418	248,185
Trade payables	2,505,695	3,473,822
Taxes payable	264,097	251,746
Loans and financing	6,526,902	5,653,439
Other payables	1,014,980	1,704,857
Provisions for tax, social security, labor and civil risks	105,958	106,503
Non-current liabilities	26,251,691	25,875,532
Loans, financing and debentures	22,983,942	23,173,635
Deferred taxes	1,173,559	601,731
Other payables	129,323	227,328
Provisions for tax, social security, labor and civil risks	719,133	685,953
Other provisions	1,245,734	1,186,885
Equity	8,288,229	10,013,440
Paid-up capital	4,540,000	4,540,000
Capital reserve	30	32,720
Profit reserve		3,064,827
Accumulated earnings (losses)	(1,291,689)
Other comprehensive income	3,779,032	1,065,188
Non-controlling interest	1,260,856	1,310,705
TOTAL LIABILITIES AND EQUITY	45,209,970	47,327,524

For further information, please visit our website: www.csn.com.br/ri

4Q18 AND 2018

EARNINGS RELEASE

CONSOLIDATED CASH FLOW
– Brazilian Corporate Law (in thousands of reais)

	3Q18	4Q18
Net cash generated by operating activities	801,489	609,552
Net income for the period attributable to controlling shareholders	721,535	1,720,288
Net income attributable to non-controlling shareholders	30,629	51,949
Charges on loans and financing raised	507,597	486,143
Charges on loans and financing granted	(13,573)	(13,540)
Depreciation, depletion and amortization	320,614	310,970
Share of profit (loss) of investees	(43,846)	(39,696)
Deferred taxes	110,329	(296,999)
Provisions for tax, social security, labor, civil and environmental risks	(47,866)	5,639
Monetary and exchange rate variation, net	314,902	(97,728)
Write-off of fixed and intangible assets	27,519	8,862
Provision for actuarial liabilities	-	(20,984)
Adjusted shares - VJR	(129,721)	(108,548)
Provisions for decommissioning and environmental liabilities	(3,229)	6,252
Monetary correction of compulsory loan to Eletrobrás	-	(21,558)
Net gain on sale of foreign subsidiary	(14,402)	-
Provisions (reversal) for consumption and services	(46,700)	55,726
PIS/COFINS tax credit	(725,038)	(1,483,424)
Other provisions	(90,747)	(6,984)
Working capital variation	560,645	487,426
Accounts receivable – third parties	263,144	(104,539)
Accounts receivable – related parties	15,797	19,957
Inventories	364,645	(275,342)
Borrowings – related parties	375	112,146
Taxes to be offset	28,576	373,225
Judicial deposits	(11,534)	25,010
Trade payables	(312,086)	509,825
Payroll and related taxes	50,115	(66,521)
Taxes/Refis	(15,126)	(53,909)
Accounts payable – related parties	75,888	42,042
Other	100,851	(94,468)
Other payments and receipts	(677,159)	(434,242)
Interest paid	(677,159)	(434,242)
Cash flow from investing activities	(462,655)	(623,585)
Acquisition of intangible assets	(74)	(1,569)
Investments/AFAC (Advance for future capital increase)	(96,902)	(121,938)
Acquisition of fixed assets	(324,870)	(507,014)
Derivative transactions	(372)	-
Loans granted - related parties	(24,441)	-
Short-term investment, net of redeemed amount	(161,525)	6,936
Net proceeds from sale of foreign subsidiary	145,529	-
Cash flow from financing activities	(848,321)	(743,174)
Loans and financing raised	484,165	140,906
Loan amortizations - principal	(1,298,413)	(877,472)
Borrowing costs	(34,073)	(6,608)
Exchange rate variation on cash and cash equivalents	(6,605)	9,971
Free cash flow	(516,092)	(747,236)

For further information, please visit our website: www.csn.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 20, 2019

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.